EXHIBIT 99.1

Frontier Oilfield Services, Inc. Announces the Addition of New Chief Operating Officer

Dallas, Texas, March 28, 2013—Frontier Oilfield Services, Inc (OTCQB: FOSI), a saltwater recovery and disposal company with current operations in the Haynesville Shale area of East Texas and the Barnett Shale in North Central Texas, is pleased to announce the addition of Frank J. Iannelli, age 48, as Chief Operating Officer of Frontier.

“We are proud to have Frank join our management team, as our plans for continued growth require us to have an experienced operations professional on our staff”, stated Frontier CEO Tim Burroughs. “We believe that he will be instrumental in our plans to integrate to our platform, current and subsequent acquisitions in the saltwater disposal business and related oilfield services.”

Prior to joining Frontier, Mr. Iannelli was the President and CFO of D&T Trucking, a private company specializing in transportation services to the oil and gas industry.

From 2009 thru 2011, Mr. Iannelli was a Managing Director with Western Strategic Advisors, an investment banking and consulting group in Ft Worth. Frank led the consulting practice which provided operational and financial advisory services, turnaround and restructuring consulting and crisis and interim management.

Prior to Western, Mr Iannelli had executive positions with K3 advisors, a fractional CFO/COO group advising firms on operational, financial and strategic issues, Cheldan Homes, Walls Industries and Pinnacle Brands. Mr. Iannelli started his career with Arthur Anderson.

Frank is a CPA and has a BBA and MBA from the University of Texas at Austin.